 Exhibit 4.5

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Mind Medicine (MindMed) Inc. (the “Company”)

Suite 800, 365 Bay St.

Toronto,

Ontario M5H 2V1

Item 2	Date of Material Change

January 7, 2021

Item 3	News Release

On January 7, 2021, a news release was disseminated through the newswire services of GlobalNewswire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On January 7, 2021, the Company closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “Offering”). In connection with the Offering, the Company issued 20,930,000 units of the Company (the “Units”) at a price per Unit of $4.40 (the “Issue Price”) for gross proceeds of $92,092,000. The Offering was conducted by Canaccord Genuity Corp., as lead underwriter, Eight Capital and CIBC World Markets Inc. (together, the “Underwriters”).

Item 5	Full Description of Material Change

On January 7, 2021, the Company closed the Offering, and in connection therewith issued 20,930,000 Units at the Issue Price for gross proceeds of $92,092,000. The Offering was conducted by the Underwriters.

Each Unit is comprised of one subordinate voting share of the Company (a “Subordinate Voting Share”) and one-half of one Subordinate Voting Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of $5.75 until January 7, 2024. If, at any time following the closing of the Offering, the daily volume weighted average trading price of the Subordinate Voting Shares on the NEO Exchange Inc. is greater than $9.00 per Subordinate Voting Share for the preceding five consecutive trading days, the Company may, upon providing written notice to the holders of Warrants, accelerate the expiry date of the Warrants to the date that is at least 30 days following the date of such written notice.

Subscriptions by insiders of the Company accounted for $1,320,000 of the gross proceeds of the Offering. Participation by insiders in the Offering is exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Jamon Alexander (JR) Rahn, Co-Chief Executive Officer of the Company, at 415-579-6900.

Item 9	Date of Report

January 7, 2021